United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-09065	CUSIP Number
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	October 27, 2018
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

Part I - Registrant Information

ECOLOGY & ENVIRONMENT INC
Full Name of Registrant
N/A
Former Name if Applicable
368 Pleasant View Drive
Address of Principal Executive Office (Street and Number)
Lancaster, New York 14086
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ecology and Environment Inc. (the “Company”) has determined that it will be unable to file its Quarterly Report on Form 10-Q for the quarter ended October 27, 2018 (the “2019 First Quarter Form 10-Q”) with the United States Securities and Exchange Commission (the “SEC”) by the due date of December 11, 2018.

As previously announced by the Company in a Periodic Report on Form 8-K filed with the SEC on December 12, 2018, the Company has held a majority economic interest in Gestion Ambiental Consultores S.A. (“GAC”) since 1999, and had previously included GAC’s financial statements in consolidated financial statements filed with the SEC prior to July 31, 2018. On December 12, 2018, the Company determined that it did not have a controlling financial interest in GAC, and that the Company’s net investment in GAC should have been accounted for using the equity method of accounting. The Company is in the process of completing its Annual Report on Form 10-K for the fiscal year ended July 31, 2018 (the “2018 Form 10-K”), which will include restated financial statements for the fiscal years ended July 31, 2016 and 2017 and final financial statements for the fiscal year ended July 31, 2018. Completion of the 2019 First Quarter Form 10-Q is delayed pending the Company’s completion and filing of the 2018 Form 10-K.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Peter Sorci	716	684-8060
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  As noted in Part III above, the Company is in the process of completing its 2018 Form 10-K.

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Significant Change in Operations for the Quarter Ended October 27, 2018

  Because Company management has not completed its review of the accounting errors and restatements described in Part III above, the Company is currently unable to complete the financial statements for the three months ended October 27, 2018, or to determine any changes required in the Company’s reported results of operations for the fiscal year ended July 31, 2018 or any interim periods within fiscal year 2018. Therefore, the financial results described in this Part IV are preliminary and subject to adjustment. There can be no assurance that the Company will not revise the preliminary financial results, expectations or estimates described in this Part IV. In addition, the Company will not be in a position to conclude on the effectiveness of its internal control over financial reporting or its disclosure controls and procedures until its review is complete.

  Management expects to report a consolidated loss before income tax provision of $0.2 million to $0.3 million for the three months ended October 27, 2018, primarily due to an operating loss from the Company’s U.S. operations. During the quarter ended October 27, 2018, the Company’s U.S. operations continued to be negatively affected by contract award and project execution delays on the part of prospective and current clients, particularly within liquefied natural gas, pipeline, and transmission sectors of the Company’s U.S. energy business. Hurricane Michael also affected operations in the southeast region of the U.S., contributing to revenue shortfall in the site assessment and remediation business. The Company also expects to report lower operating expenses for its U.S. operations during the quarter ended October 27, 2018, as compared with the same quarter last year.

  As announced in a Periodic Report on Form 8-K dated December 12, 2018, during the first quarter of its 2019 fiscal year, the Company began a process to review the structure and resources within its U.S. operations and formulate a restructuring plan to simplify its organizational structure and streamline its delivery model to achieve higher levels of profitable growth. On December 12, 2018, the Company embarked on its organizational realignment efforts and began a process for notifying affected employees of voluntary retirement and involuntary separation programs (collectively, the “Staff Reduction Programs”) being implemented in connection with this restructuring plan.

  Company management anticipates that the combined effect of the Staff Reduction Programs and other expense reduction initiatives will result in annual pre-tax cost savings of approximately $5.0 million to $6.5 million. These activities are expected to result in pre-tax charges and cash expenditures of approximately $1.0 million to $1.5 million during the Company’s fiscal year ending July 31, 2019, consisting primarily of employee severance and termination benefits. The Company expects these initiatives to be completed by the end of the third quarter of fiscal year 2019.

  This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements concerning the Company’s expectations regarding the completion and filing of the 2018 Form 10-K, the inclusion of restated financial statements for the fiscal years ended July 31, 2017 and 2016, the preliminary results for the quarter ended October 27, 2018 reported in this Form 12b-25, and the anticipated effect of, and expected completion date for, the Staff Reduction Programs and other expense reduction initiatives discussed above, are based on the Company’s management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Ecology and Environment Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	12-12-2018	By /s/	Peter F. Sorci	Title:	Acting Chief Financial Officer (Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).